Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION	OWNERSHIP

Magellan Petroleum Corporation owns the following subsidiaries directly:
Nautilus Poplar LLC	Montana, USA	100%
Magellan Petroleum (UK) Investment Holdings Limited	United Kingdom	100%
Magellan Petroleum Australia Pty Ltd (*)	Queensland, Australia	70% (*)

Magellan Petroleum (UK) Investment Holdings Limited owns the following subsidiary directly:
Magellan Petroleum (UK) Limited	United Kingdom	100%

Magellan Petroleum Australia Pty Ltd owns the following subsidiaries directly:
Magellan Petroleum (Eastern) Pty. Ltd.	Queensland, Australia	100%
Magellan Petroleum (Offshore) Pty. Ltd.	Queensland, Australia	100%
(*) Magellan Petroleum Corporation ("MPC") directly owns 70% of Magellan Petroleum Australia Pty Ltd ("MPA"), and the remaining 30% of MPA is directly owned by Magellan Petroleum (UK) Investment Holdings Limited, a wholly owned subsidiary of MPC.